International Royalty Corporation

Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Independent Auditors' Report

To the Shareholders of
International Royalty Corporation

We have audited the consolidated balance sheets of **International Royalty Corporation** as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2004 and the period from May 7, 2003 to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004 and the period from May 7, 2003 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.
March 18, 2005
(except for note 12(d), which is as at March 21, 2005)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

International Royalty Corporation

Consolidated Balance Sheets

As at December 31, 2004 and 2003

(expressed in U.S. dollars)

	2004 $	2003 $

Assets

Current assets
Cash and cash equivalents	810,587	204,038
Royalty receivable	97,286	107,724
Prepaid expenses and other current assets	500	12,585

	908,373	324,347

Royalty interest in mineral property (note 3)	1,747,351	2,024,720

Furniture and equipment (note 4)	6,407	10,157

Deferred charges (note 5)	839,870	-

	3,502,001	2,359,224

Liabilities

Current liabilities
Accounts payable (note 9)	700,000	3,766
Accrued liabilities	43,541	42,722

	743,541	46,488

Shareholders’ Equity

Common shares (note 7)
Authorized
Unlimited common shares without par value

Issued
5,849,433 (2003 - 1) common shares	2,058,352	-

Special warrants (note 7)	1,477,612	2,434,078

Warrants (note 7)	80,000	91,924

Deficit	(857,504)	(213,266)

	2,758,460	2,312,736

	3,502,001	2,359,224

Nature of operations (note 1)

Commitments (note 11)

Subsequent events (notes 7 and 12)

International Royalty Corporation

Consolidated Statements of Operations

(expressed in U.S. dollars, except number of shares amounts)

	Year ended December 31, 2004 $	Period from May 7, 2003 to December 31, 2003 $

Royalty revenues	357,116	177,885

Expenses
General and administrative	727,106	253,664
Amortization	277,369	143,134

	1,004,475	396,798

Loss from operations	(647,359)	(218,913)

Foreign currency gain	3,121	5,647

Loss for the period	(644,238)	(213,266)

Basic and diluted loss per share	(0.08)	(0.03)

Basic and diluted weighted average shares outstanding	8,334,089	6,389,193

International Royalty Corporation

Consolidated Statements of Shareholders’ Equity

(expressed in U.S. dollars)

	Common shares		Special warrants		Warrants			Total shareholders’
	Number	Amount $	Number	Amount $	Number	Amount $	Deficit $	equity $

Founders’ special warrants	1	-	3,600,000	-	-	-	-	-
Williams Mine warrants (note 3)	-	-	-	-	950,000	28,359	-	28,359
Private placement - Initial financing special warrants and financing warrants - net of issuance costs of $237,802	-	-	4,400,000	2,274,839	950,000	28,359	-	2,303,198
Compensation special warrants	-	-	308,000	159,239	-	-	-	159,239
Compensation warrants	-	-	-	-	440,000	35,206	-	35,206
Loss	-	-	-	-	-	-	(213,266)	(213,266)

Balance at December 31, 2003	1	-	8,308,000	2,434,078	2,340,000	91,924	(213,266)	2,312,736

Cancellation of founders’ special warrants	-	-	(150,000)	-	-	-	-	-
Consultants’ special warrants granted	-	-	150,000	91,776	-	-	-	91,776
Exercise of founders’ special warrants	3,450,000	-	(3,450,000)	-	-	-	-	-
Exercise of consultants’ special warrants	150,000	91,776	(150,000)	(91,776)	-	-	-	-
Exercise of initial financing special warrants	1,850,000	956,466	(1,850,000)	(956,466)	-	-	-	-
Exercise of financing warrants	399,432	1,010,110	-	-	(399,432)	(11,924)	-	998,186
Loss	-	-	-	--	-	-	(644,238)	(644,238)

Balance at December 31, 2004	5,849,433	2,058,352	2,858,000	1,477,612	1,940,568	80,000	(857,504)	2,758,460

International Royalty Corporation

Consolidated Statements of Cash Flows

(expressed in U.S. dollars)

	Year ended December 31, 2004 $	Period from May 7, 2003 to December 31, 2003 $

Cash flows from operating activities
Loss for the period	(644,238)	(213,266)
Items not affecting cash
Depreciation and amortization	281,119	144,236
Stock-based compensation	91,776	-
Decrease (increase) in royalty receivable	10,438	(107,724)
Decrease (increase) in prepaid expenses and other current assets	12,085	(12,585)
Increase in accounts payable	87,387	3,766
Increase accrued liabilities	819	42,722

	(160,614)	(142,851)

Cash flows from investing activities
Acquisition of royalty interest in mineral property	-	(2,139,495)
Purchases of furniture and equipment	-	(11,259)
Deferred charges relating to royalty acquisition	(99,294)	-

	(99,294)	(2,150,754)

Cash flows from financing activities
Proceeds from issuance of warrants	-	2,497,643
Proceeds from exercise of financing warrants	998,186	-
Deferred charges relating to the initial public offering and unit offering	(131,729)	-

	866,457	2,497,643

Increase in cash and cash equivalents	606,549	204,038

Cash and cash equivalents - Beginning of period	204,038	-

Cash and cash equivalents - End of period	810,587	204,038

Supplemental cash flow information (note 9)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

Nature of operations

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004. It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. Operating activities commenced on July 1, 2003.

IRC’s intent is to pursue royalties owned by individuals as well as royalty portfolios owned by mining companies that may involve multiple commodities. The Company anticipates that its strategy will create a diversified portfolio of royalties ranging from royalties on exploration to production stage properties, and consisting of multiple commodities around the world. Royalty revenue is currently generated from the Williams gold mine located in Ontario, Canada.

During the reporting periods, IRC received all of its revenue from the same operation. The Company is dependent upon the operators of the mineral property. The Company believes that its exposure to credit related losses is mitigated through dealing with financially secure, well-established companies.

Summary of significant accounting policies

Basis of consolidation and presentation

The consolidated financial statements include the accounts of IRC and its wholly-owned subsidiaries, IRC (U.S.) Management Inc. and IRC Nevada Inc. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are expressed in United States dollars.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

(1)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue. In these instances, revenue recognition is deferred until the Company can make a reasonable estimate. Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period that the actual amounts are known. For the year ended December 31, 2004 and the period from May 7, 2003 to December 31, 2003, IRC recorded revenue based on actual amounts received.

Translation of foreign currencies

The United States dollar is the functional currency of IRC and its subsidiaries.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Loss per share

Basic loss per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted loss per share reflects the effect of all potentially dilutive common stock equivalents. The weighted average number of shares includes the weighted average effect of common shares issuable under the Founders’ Special Warrants, the Initial Financing Special Warrants and the Compensation Special Warrants (note 7). These common shares were issuable for no cash consideration and were not considered contingently issuable for the purpose of the loss per share calculation.

The effect of the Williams Mine Warrants, the Financing Warrants and the Compensation Warrants (notes 3 and 7) are not included in the computation of diluted loss per share during the reporting period as their inclusion would be anti-dilutive.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and interest bearing instruments with maturity dates less than three months at the time of acquisition.

(2)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

Royalty interest in mineral properties

Royalty interest in mineral properties include acquired royalty interests in production stage, development stage and exploration stage properties. The royalty interests in mineral properties are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. At December 31, 2004, all royalty interests in mineral properties are classified as tangible assets.

Acquisition costs of production and development stage royalty interests are amortized using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the mineral properties remaining life, using proven and probable reserves. The carrying value of exploration stage mineral interests is evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future. Exploration costs are charged to operations when incurred.

Furniture and equipment

Significant expenditures, which increase the life of the asset, are capitalized and depreciated over the estimated remaining useful life of the asset. The Company initially records furniture and equipment at cost and provides for depreciation over their estimated useful lives ranging from three to seven years, using the straight-line method. Upon retirement or disposition of furniture and equipment, related gains or losses are recorded in operations.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Section 3063 - Impairment of Long-lived Assets. The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows, in accordance with the new CICA Section 3063. The adoption of this standard had no impact on the consolidated financial statements for the periods presented.

(3)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

Measurement uncertainty

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties. These estimates affect revenue recognition, amortization of royalty interest in mineral properties and the assessment of the recoverability of the royalty interest in mineral properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in these consolidated financial statements.

Deferred charges

Deferred charges comprise legal expenditures relating to the acquisition of the royalty interest in the Voisey’s Bay property as well as expenditures relating to the Company’s initial public offering (“IPO”) and the debenture unit offering (the “Unit Offering”). Upon completion of the acquisition of the royalty interest in the Voisey’s Bay property, the Company intends to capitalize the related deferred charges to the royalty interest in mineral properties. The deferred charges relating to the IPO and Unit Offering will be allocated between the two components on a pro-rata basis. The Company intends to net the deferred charges relating to the IPO against common shares as a share issuance cost and to defer and amortize the remaining deferred charges over six years, the term of the Unit Offering.

Stock-based compensation

Effective January 1, 2004, the Company has adopted the new requirements of CICA Handbook Section 3870 - Stock-Based Compensation and Other Stock-Based Payments whereby the fair value of awards to both employees and non-employees are recognized as an expense. Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and warrants.

On June 8, 2004, the Board of Directors of the Company adopted a stock option plan (the “Plan”) pursuant to which the Company may grant incentive stock options to directors, officers, employees of and consultants to the Company and any affiliate of the Company, at the Board of Director’s discretion. The exercise price of any option granted is fixed by the board of directors of the Company when such option is granted.

All options will be non-transferable (except that in the case of an optionee’s death, the option may be exercised by the optionee’s personal representative until the earlier of the option’s expiry date or the first anniversary of the optionee’s death). The options expire on the earlier of the expiry date or the date which is 90 days following the day on which the optionee ceases to be a director, officer, employee of or consultant to the Company and any affiliate of the Company. The options will be adjusted in the event of a share consolidation or subdivision or other similar change to the Company’s share capital. No options were granted through December 31, 2004.

(4)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

Royalty interest in mineral property

On August 12, 2003, IRC completed the purchase of a 0.25% net smelter return royalty in the Williams mine from a private individual. This purchase was effective August 1, 2003 and consideration for the purchase was CAD$2,876,722 ($2,139,495) and purchase warrants (the “Williams Mine Warrants”). The Williams Mine Warrants are exercisable for 950,000 of IRC’s Common Shares (“Common Shares”) for CA$3.00 per Common Share. The Williams Mine Warrants are exercisable beginning on February 22, 2005, the closing date of the IPO, until the second anniversary thereof. The Williams Mine Warrants have been valued at $28,359, and are included in royalty interest in mineral property in the December 31, 2003 and December 31, 2004 balance sheets.

The Williams mine is a large gold-producing mine in Canada, located near Marathon, Ontario and operated by a 50/50 joint venture between Teck Cominco Limited and Homestake Canada Inc. (a wholly owned subsidiary of Barrick Gold Corporation). The Williams mine is primarily an underground operation with some open-pit mining, and has been operating since the fall of 1985. At expected production levels, the Williams mine has an estimated life of approximately 10 years.

Royalty interest in mineral property was as follows:

	Cost $	Accumulated Amortization $	Net $

As of December 31, 2004
Williams mine	2,167,854	(420,503)	1,747,351

As of December 31, 2003
Williams mine	2,167,854	(143,134)	2,024,720

During the year ended December 31, 2004, the Company recorded $277,369 (inception to December 31, 2003 - $143,134) in amortization expense.

Furniture and equipment

Office furniture and equipment consisted of the following:

	Cost $	Accumulated depreciation $	Net $

As of December 31, 2004
Office furniture and equipment	11,259	(4,852)	6,407

As of December 31, 2003
Office furniture and equipment	11,259	(1,102)	10,157

(5)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

During the year ended December 31, 2004, the Company recorded $3,750 (inception to December 31, 2003 - $1,102) in depreciation expense. This expense is recorded in general and administrative expenses.

Deferred charges

Deferred charges comprise:

	December 31, 2004 $	December 31, 2003 $

Deferred charges relating to royalty acquisition	200,686	-
Deferred charges relating to the IPO and Unit Offering	639,184	-

	839,870	-

Income taxes

Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 35.62% to loss before income taxes as follows:

	Year ended December 31, 2004 $	Period from May 7, 2003 to December 31, 2003 $

Loss for the period	(644,238)	(213,266)

Expected income tax benefit	(229,478)	(75,965)
Less: Change in valuation allowance	229,478	75,965

Actual income tax expense	-	-

At December 31, 2004 and 2003, IRC has unused Canadian net operating losses of $1,410,505 and $502,879, respectively, which expire as follows.

$

2010	502,879
2011	907,626

(6)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

Future tax assets (liabilities) include the following components:

	Year ended December 31, 2004 $	Period from May 7, 2003 to December 31, 2003 $

Net operating loss carry-forward	502,422	179,125
Royalty interest in mineral property basis	(189,000)	(95,181)
Other	(7,979)	(7,979)

	305,443	75,965
Less: Valuation allowance	(305,443)	(75,965)

Net future tax assets (liabilities)	-	-

Shareholders’ equity

Founders’ Special Warrants and Consultant’s Special Warrants

Effective August 1, 2003, IRC issued 3,600,000 founders’ special warrants (“Founders’ Special Warrants”) to the founding members of IRC. Each Founders’ Special Warrant allowed the holder to acquire one Common Share for no additional consideration.

On March 31, 2004, the chairman and the chief executive officer of the Company agreed to have 150,000 of his Founders’ Special Warrants cancelled and re-issued to an employee and a contractor of the Company (“Consultants’ Special Warrants”). The transaction was recorded as stock-based compensation expense at the fair market value of the Consultants’ Special Warrants (CA$0.80 per Consultants’ Special Warrant for a total of CA$120,000 or $91,776) on the date of the grant and is included in shareholders’ equity as of December 31, 2004.

In November 2004, all of the Founders’ Special Warrants and the Consultant’s Special Warrants were exercised for 3,600,000 Common Shares.

Williams Mine Warrants

In August 2003, IRC issued the Williams Mine Warrants as partial consideration for the acquisition of the Williams mine royalty interest, discussed in note 3 above. The Williams Mine Warrants have been valued at $28,359.

(7)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

Initial Financing Special Warrants and Financing Warrants

In August 2003, IRC completed a private placement (the “Private Placement”) whereby IRC issued 4,400,000 special warrants (“Initial Financing Special Warrants”) at CA$0.80 each, for gross proceeds of $2,541,000 (CA$3,520,000). Each Initial Financing Special Warrant allows the holder to acquire one Common Share for no additional consideration, and approximately 0.216 of a “Financing Warrant”. The Financing Warrant component of the Initial Financing Special Warrants have the same terms and conditions as the Williams Mine Warrants described above and were valued in total at $28,359. The Common Share component of the Initial Financing Special Warrants was valued at $2,274,839.

During November and December of 2004, 1,850,000 of the Initial Financing Special Warrants were exercised for 1,850,000 Common Shares and 399,432 Financing Warrants. All 399,432 Financing Warrants were exercised for 399,432 Common Shares, at an exercise price of CA$3.00 per Common Share for aggregate proceeds to the Company of CA$1,198,296. The remaining 2,550,000 Initial Financing Special Warrants were exercised upon the completion of the Company’s IPO in February 2005 (see note 12) for 2,550,000 Common Shares and 550,568 Financing Warrants.

Compensation Special Warrants and Compensation Warrants

As compensation for the Private Placement, IRC issued 308,000 Compensation Special Warrants and 440,000 Compensation Warrants to IRC’s agent for the Private Placement. Each Compensation Special Warrant allows the holder to acquire one Common Share for no additional consideration and have been valued in total at $159,239. The Compensation Special Warrants were automatically exercised five business days after completion of the Company’s IPO in February 2005 for 308,000 Common Shares. Each Compensation Warrant allows the holder to acquire one Common Share at a price of CA$0.80, for a period of two years from February 22, 2005 the date of completion of the IPO. The Compensation Warrants have been valued at $35,206.

Related party transactions

IRC subleases its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company. The non-cancellable operating lease provides for minimum annual rent payments of $4,093 in 2005 with no commitments thereafter. The terms of the sublease are the same as the original underlying lease. Rent expense during the period from May 7, 2003 to December 31, 2003 was $12,322, and for the year ended December 31, 2004 was $24,183.

During the year ended December 31, 2004 and the period ended December 31, 2003, IRC incurred legal fees of CA$42,388 and CA$34,501, respectively, from a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at the end of either of these periods.

(8)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

Supplemental disclosure of cash flow information

	Year ended December 31, 2004 $	Period from May 7, 2003 to December 31, 2003 $

Issuance of the Williams Mine Warrants (note 3)	-	28,359

Issuance of Compensation Special Warrants	-	159,239

Issuance of Compensation Warrants	-	35,206

Issuance of Consultants Special Warrants	91,776	-

Exercise of Initial Financing Warrants Special Warrants	956,466	-

Exercise of Financing Warrants	11,924	-

Deferred charges relating to the IPO and Unit Offering included in accounts payable	511,955	-

Deferred charges relating to royalty acquisition included in accounts payable	96,892	-

Financial instruments

Fair value

The fair values of the Company’s cash and cash equivalents, royalty receivable, accounts payable and accrued liabilities approximate the carrying amounts due to the short maturities of these instruments.

(9)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

Commitments

On March 9, 2005, the Company entered into an agreement to lease its office space in Denver, Colorado, with an expected commencement date of May 1, 2005. The following are minimum lease payments over the term of the lease:

$

2005	7,592
2006	45,830
2007	47,798
2008	50,891
2009	52,578
2010	44,987

249,676

Subsequent events

a)

On February 22, 2005, the Company completed an IPO of 37,790,698 (includes the agents’ exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000. Coincident with the IPO, the Company also sold a “Unit Offering” for gross proceeds of CA$30,000,000. The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares. Gross proceeds received and use of proceeds are outlined as follows:

	CA$	US$

Gross proceeds from the IPO	162,500,000	131,658,750
Gross proceeds from the Unit Offering	30,000,000	24,321,000
Agents’ commission and estimated expenses of offering	(16,233,000)	(12,500,000)

	176,267,000	143,479,750
Acquisition of Archean Resources Ltd.(1)(2)	(153,117,000)	(124,132,000)
Reserved for the purchase of other royalties (1)(2)	(1,330,000)	(1,078,000)
Funds deposited in escrow(3)	(2,475,000)	(2,006,483)

Net proceeds to the Company	19,345,000	16,263,267

(1)

See below.

(2)

Includes estimated costs of acquisition.

(3)

Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account.

(10)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

b)

On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the Common Shares of Archean Resources Ltd., which owns 90% of a 3% net smelter return royalty on the Voisey’s Bay property, located in northern Labrador, Canada. Total consideration paid was CA$184,300,001, consisting of CA$152.5 million in cash and 7,395,349 Common Shares, valued at the Company’s IPO offering price of CA$4.30 per Common Share.

c)

Subsequent to December 31, 2004, IRC completed a series of agreements to acquire several portfolios of royalty interests as follows:

•

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000;

•

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests. Total consideration paid was $550,000 in Common Shares valued at the IPO offering price of CA$4.30;

•

On February 22, 2005, the Company acquired from Hunter Exploration Group a portfolio of 17 gross override royalty interests in respect of diamonds on approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities. Total consideration paid was CA$5,000,000 in Common Shares valued at CA$4.30, the offering price of the IPO.

d)

The Company has reserved proceeds from the offering for the completion of the following royalty purchase agreements:

•

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. (as superseded by a definitive agreement dated as of March 18, 2005) to acquire a mineral portfolio of 23 royalty interests. Consideration to be paid is $1,240,000, consisting of $615,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO, CA$4.30. The transaction is expected to close in April 2005.

•

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licences in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30. Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”). On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside. The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit. The Company will take steps to be joined in the proceeding and will vigorously pursue all legal avenues available to protect its interests.

(11)

International Royalty Corporation

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(expressed in U.S. dollars)

e)

On February 22, 2005, in accordance with its stock option plan, the Company issued a total of 2,550,000 incentive stock options to officers, directors and employees of the Company, at an exercise price of CA$4.30. On March 7, 2005, the Company issued 300,000 incentive stock options to a director of the Company at CA$4.80 per option.

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